Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

arogers@fulbright.com	telephone: (713) 651-5151
direct dial: (713) 651-5421	facsimile: (713) 651-5246
May 19, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Donna Levy

Re:	Helix Energy Solutions Group, Inc. Amendment No. 1 to Form S-4 Filed May 16, 2006 File No. 333-132922
Dear Ladies and Gentlemen:
     On May 16, 2006, Helix Energy Solutions Group, Inc. (“Helix”) filed Amendment No. 1 to Registration Statement on Form S-4 (the “Form S-4”) related to the proposed merger of Remington Oil and Gas Corporation (“Remington”) with and into a wholly owned subsidiary of Helix, pursuant to that certain Agreement and Plan of Merger dated January 22, 2006, by and between Helix and Remington, as amended by Amendment No. 1 to Agreement and Plan of Merger dated January 24, 2006, by and among Helix, Cal Dive Merger — Delaware Inc., a wholly owned subsidiary of Helix, and Remington, as well as a letter to the Securities and Exchange Commission in response to comments received from the Staff with regard to the Form S-4. By letter dated May 18, 2006, Helix received the Staff’s additional comments relating to the Form S-4 (the “Comments”).
     In response to the Comments, Helix has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment”). On behalf of Helix, based on our discussions with Helix and its independent registered public accountants, set forth below are Helix’s responses to the Staff’s comments. The following numbered paragraphs repeat the comments for your convenience, followed by Helix’s responses to those comments.
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Securities and Exchange Commission
May 19, 2006

Unaudited Condensed Combined Pro Forma Financial Data, page 175
1. We note your response to prior comment 1 explaining that you have completed your review of the significant accounting policies of Remington, and that you updated disclosure pages 26 and 175 to indicate that the accounting policies for Helix and Remington are comparable. However, we note that your disclosure on page 26 states that material revisions could be necessary as the accounting policy review is finalized. Please revise your disclosure on page 26 to be consistent with your disclosure on page 175, if this would result in an accurate representation.
Response: The proxy statement/prospectus has been revised as requested. Please see the updated disclosure on page 26 of the Amendment.
2. We understand from your response to prior comment 3 that you have not yet settled on the extent of the minority stake in your Shelf Contracting business that will be sold, or the terms under which that sale will occur, and have therefore included disclosure indicating only that it would fall within the range between zero and 50 percent (i.e. a minority stake). It would be helpful for you to narrow this range on the basis of information that is known, and the deliberations in which you have been engaged; or to otherwise clarify that your planned sale could reasonably occur at any point within this range, if true.
Response: The proxy statement/prospectus has been revised as requested. Please see pages 74, 75-76, 100 and 175 of the Amendment.
3. We note you expanded disclosure about the interest rates utilized in your pro forma adjustments in response to prior comment 5. However, such disclosure does not convey that your estimated interest rate is based on the terms of your proposed credit facilities, as suggested in your written reply. We reissue prior comment 5.
Response: The proxy statement/prospectus has been revised as requested. Please see pages 177 and 179 of the Amendment.
4. We have read your response to prior comment 8, stating that working capital assets and liabilities are “...assigned fair values which approximate historical book values,” while continuing to disclose that such assets and liabilities “...were valued at their historical book values...” As previously advised, we believe that you need to base your preliminary allocation on estimates of fair value for the assets and liabilities being acquired.
     If you believe the historical values approximate fair value, you could explain that you have estimated the fair values of the assets and liabilities acquired based on the historical carrying amounts, if that is your view.

Securities and Exchange Commission
May 19, 2006

     Further, although the consulting firm you have engaged has not yet completed the appraisal, you should be prepared to name that firm and obtain a consent for inclusion in any registration statement that includes a reference similar to the one you have made in the Form S-4, or which is otherwise incorporated into a registration statement, once that appraisal is complete and utilized in preparing your financial statements.
Response: The proxy statement/prospectus has been revised as requested. Please see page 179 of the Amendment. Helix has noted the last paragraph of this comment.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5421 or Laura Ann Smith at (713) 651-5304.
Very truly yours,
/s/ ARTHUR H. ROGERS
Arthur H. Rogers

cc:	A. Wade Pursell (HELX) James Lewis Connor, III (HELX) Lloyd Hajdik (HELX)